                                                                 Exhibit 99(D)22

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer and the proposals set out in this letter. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer and the proposals set out in this letter.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this letter, forms of election and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

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Schlumberger Investments                                       Sema plc
8th Floor                                                      233 High
South Quay Plaza II                                            Holborn
183 Marsh Wall                                                 London
London                                                         WC1V 7DJ
E14 9SH
                                                               Registered in
Registered in England                                          England
No. 04157867                                                   No. 1240677


                                                                  23 April 2001

To: Non-UK tax resident holders of options granted before 15 October 1998 under the Sema Group plc 1994 Senior Executive Share Option Scheme (the Executive Scheme)

Dear Option Holder

          RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA

1.Introduction

You should already have received (for information only) the Offer Document dated 21 February 2001 (the Offer Document) which contains the terms and conditions of the Offer (the Offer) made by Lehman Brothers on behalf of Schlumberger Investments for Sema plc (Sema).

(i)Option exercise price

You are reminded that, following a share capitalisation in May 1998, the exercise price of options previously granted under the Executive Scheme was adjusted as follows:

                                Exercise Price per
               Current Exercise      Sema Share on
                    Price          original option
Date of Grant   per Sema Share         certificate
27 April 1994        99.54p          408.00p
5 March 1996        142.48p          584.00p
6 May 1997         306.875p          1227.5p

Note: the number of Sema Shares under options granted in 1997 was multiplied by 4 pursuant to the adjustment and the number of Sema Shares under options granted in 1994 and 1996 was multiplied by 4.099 pursuant to the adjustment. The adjusted option entitlements should be reflected in an amended option certificate issued to you following the adjustment.

Options granted on 14 October 1998 remain unadjusted.

(ii)Option(s) now exercisable

Schlumberger Investments announced on 6 April 2001 that the Offer is unconditional in all respects. All outstanding options under the Executive Scheme which were not already exercisable have now become exercisable and, where relevant, performance targets have been waived. This letter explains the choices open to you in respect of your option(s) under the Executive Scheme and the steps you should take to give effect to your choice.

Enclosed with this letter is a form of election (the Form of Election) which you should use to make your choice and which must be returned to the Company Secretarial Department at Sema plc, 233 High Holborn, London WC1V 7DJ by 5.00 p.m. on 14 May 2001. If you take no action, your option(s) will in due course lapse and become worthless. As a result you would lose the ability to realise any value currently in your option(s).

You are advised to refer to the Offer Document, which contains the full terms and conditions of the Offer, when considering your choices. Words and expressions in this letter and the Form of Election have the same meaning as in the Offer Document unless stated otherwise. If you have lost your copy of the Offer Document you may view a copy on the Sema Intranet.

(iii)Compulsory acquisition

Please note that Schlumberger Investments has today exercised its right to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the UK Companies Act 1985 (a Section 429 Notice). Options granted under the Executive Scheme that remain unexercised will lapse at the end of the compulsory acquisition period which will expire on Monday 4 June 2001.

2.Courses of Action

In summary, your choices are as follows:

  1. To accept a cash payment in return for the cancellation of your option(s) (the Cash Cancellation Offer); or

  2. To exercise your option(s) and either accept the offer, sell your Sema Shares in the market, or retain your Sema Shares (the Exercise and Acceptance Proposal).

Choice 1 Cash Cancellation Offer

You may accept a cash payment in return for cancelling your option(s). This effectively gives you the gain you would have made if you had exercised your option(s) in full and accepted the Offer.

Under the Cash Cancellation Offer, Schlumberger Investments will pay you cash in return for your agreement to cancel your option(s). The amount of the cash cancellation payments for each Sema Share under your option(s) will be the difference between the Offer Price of 560p per share and the exercise price of your option(s) for that share.

Any cash cancellation payment will be made subject to any withholding or deduction obligation arising in the jurisdiction in which you are ordinarily employed.

Procedure to accept the Cash Cancellation Offer

If you wish to accept the Cash Cancellation Offer for your option(s), you should tick Box A of the Form of Election against each option(s) in respect of which you wish to accept the Cash Cancellation Offer. You should then send the completed Form of Election to the Company Secretarial Department at Sema plc, 233 High Holborn, London WC1V 7DJ to be received by not later than 5.00 p.m. local time on 14 May 2001.

If you have elected to accept the Cash Cancellation Offer for your option(s), then provided that you have properly completed and returned the Form of Election as instructed, you will be paid the cash cancellation payment to which you are entitled (subject to any deduction or withholding obligations) with your pay for June.

Choice 2 Exercise your option(s)

You may now exercise your option(s) under the Executive Scheme to acquire Sema Shares. You may do this even if it is less than 3 years from the original date of grant of your option(s).

You may then:

  (i) accept the Offer in relation to the Sema Shares you acquire; or

  (ii) retain all or any of such Sema Shares (although it is intended that such shares will be compulsorily acquired by Schlumberger Investments on the terms of the Offer following the service of a Section 429 Notice); or

  (iii) sell your Sema Shares in the market. However, it may not be possible to sell at the Offer Price of 560p and you will probably incur dealing costs in respect of such sale. It is also expected that Sema Shares will have their listing on the London Stock Exchange cancelled within the next couple of months.

If you exercise your option(s) and accept the Offer using the enclosed Form of Election, you will be entitled to receive in accordance with the terms set out in the Offer Document:

                    for each Sema Share        560p in cash

If you accept the Offer in respect of the Sema Shares acquired on exercise of your option(s), instead of receiving cash consideration in pounds sterling, you may elect to receive it in US dollars. If you make such an election, the cash to which you would otherwise be entitled under the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by Schlumberger Investments to the relevant payment agent for delivery in respect of the relevant Sema Shares. You can only elect to receive US dollars in respect of all your Sema Shares acquired on exercise of your option(s) (you cannot elect to receive both pounds sterling and US dollars).

Procedure to exercise your option(s) and accept the Offer

If you wish to exercise your option(s) and accept the Offer in respect of the Sema Shares you acquire on exercise, you should tick Box B on the Form of Election. You will need to fund the exercise cost of your option(s) and the Form of Election must therefore be accompanied by a cheque made payable to Sema plc for the full exercise cost.

If you wish to use the NatWest Finance Facility, you should complete the enclosed Finance and Acceptance Facilities Form and not the Form of Election.

You should then send either (i) your completed Form of Election and cheque or
(ii) your completed Finance and Acceptance Facilities Form to the Company Secretarial Department at Sema plc, 233 High Holborn, London WC1V 7DJ so as to be received no later than 5.00 p.m. local time on 11 May 2001.

If you have properly completed and returned the Form of Election or Finance and Acceptance Facilities Form as instructed above you will be posted a cheque for the amount due to you (subject to any deduction or withholding obligations) within 14 days of Computershare Services PLC (Schlumberger Investments' receiving agent in respect of the Offer) receiving your completed Form of Election.

Procedure to exercise your option(s) but not accept the Offer

If you wish to exercise your option(s) but you do not wish to accept the Offer, do not complete the Form of Election. You should contact your local HR manager who will supply you with the necessary form.

Take no action

If you take no action, your option(s) will lapse in due course and become worthless. You will lose the right to acquire Sema Shares and the ability to realise any value in your option(s).

3.General

The acceptance of the Cash Cancellation Offer or the exercise of your option(s) under the Executive Scheme will have tax consequences for you. You are recommended to confirm your taxation position with your independent financial adviser. Please also refer to the separate document entitled Local Taxation Implications which is being sent to option holders in certain (but not all) jurisdictions.

If you have more than one unexercised option(s), you may wish to make different choices for each option(s) (for example, you may wish to exercise only one of your options). However, you may not use the enclosed Form of Election to make more than one choice in respect of the same option(s).

If you are already in a special exercise period which is unconnected with the Offer (for example, because you have already left the employment of the Sema Group and have an existing right to exercise your option(s)), you can only exercise your option(s) during that special period or any shorter period which arises under the rules of the Executive Scheme as a result of the Offer. Nothing in this letter serves to extend the life of an option(s) which lapses (or has already lapsed) under the rules of the Executive Scheme.

4.Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document, accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee* accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

5.Recommendation

The Sema Advisory Committee, which has been so advised by Credit Suisse First Boston and NM Rothschild & Sons Limited, considers the proposals to option holders under the Executive Scheme set out in this letter to be fair and reasonable. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild & Sons Limited have taken into account the Sema Advisory Committee's commercial assessments. The Sema Advisory Committee recommend that participants accept either the Exercise and Acceptance Proposal or the Cash Cancellation Offer according to their individual circumstances.

6.Further Assistance

The decision as to which course of action to take is a matter for you. You should bear in mind, in particular, the time limits and tax position explained in this letter.

If you are in any doubt about which course of action to choose, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter you should contact your local HR manager.

                                Yours faithfully

For and on behalf of                                      For and on behalf of
Schlumberger Investments                                  Sema plc

/s/ Jean-Dominique Percevault Director                    /s/ Sir Julian Oswald

Jean-Dominique Percevault Director                        Sir Julian Oswald
                                                          Chairman

*"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Fryer, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

                    Printed by RR Donnelley Financial, 82678